

September 29, 2021

Brad Morse
Chief Executive Officer
ACCRETION ACQUISITION CORP.
410 17th Street, #1110
Denver, Colorado 80202

Re: ACCRETION ACQUISITION CORP.
Registration Statement on Form S-1
Filed August 19, 2021
File No. 333-258925

Dear Mr. Morse:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1

Capitalization, page 49

1. We have considered your response to our prior comment 1. We are unable to agree with your view that the $5 million net tangible limitation provided in your Certificate of Incorporation qualifies a portion of your redeemable common shares for permanent equity classification in accordance with ASC 480-10-S99-3A for the following reasons:

   • Each redeemable common share is redeemable outside the control of the Company. Such shares will become redeemable either as a result of a business combination or by passage of time.
   • The intention is that in all cases the redeemable common shareholders will have their investment reimbursed, unless they choose otherwise, whether as a result of a

business combination or as the result of the failure to achieve a business combination.

- The unit of accounting is the individual share as each share has the right to be redeemed at the holders' option upon a business combination. While the Company's Certificate of Incorporation stipulates that redemptions will be limited to $5 million in net tangible assets, the company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable common shareholders, nor does the company control which specific shareholders chose to redeem or not redeem.

Please revise your Capitalization table to classify all redeemable common shares as temporary equity.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at 202-551-3851 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Melanie Singh at 202-551-4074 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Sam Seiberling